FOR IMMEDIATE RELEASE	May 1, 2020

Micromem Provides Update

Toronto, Ontario and New York, New York, May 1, 2020 - Micromem Technologies, Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") provides the following current update.

Micromem continues to remain in contact with its key partners, Chevron and Romgaz. As a consequence of the business impact of the COVID-19 pandemic, staff reductions and travel restrictions have affected our partners, suppliers, manufacturers and installers.

Micromem has been advised by its partners that, while the respective projects are proceeding, scheduling has been moved to late summer or Fall 2020. The launch dates for the next phases of our business activity with our  partners is yet to be finalized.

Micromem has been instituting cost cutting measures to preserve its cash. As previously reported, our senior management team has received minimal compensation over the past several years. Most recently, staff payroll has been suspended and the Company is evaluating various Canadian government relief programs. Additionally, other cost cutting initiatives are underway. These current steps are necessary to allow the Company to be ready to move forward with its projects once our partners are ready to recommence work.

Joseph Fuda, CEO, says: "The COVID-19 pandemic has affected everyone around the world. We at Micromem continue to work every day to advance our projects."

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  NASD OTC-QB - Symbol: MMTIF

CSE - Symbol: MRM

Shares issued: 377,034,665

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com